# 24HR Truck Services Inc.

## Profit and Loss
### January - July, 2024

|  | TOTAL |
|---|---|
| **Income** |  |
|   4000 Revenue |  |
|     4020 Sales of Product Income | 0.00 |
|     4040 Services | 148,583.82 |
|   **Total 4000 Revenue** | **148,583.82** |
| **Total Income** | **$148,583.82** |
| **Cost of Goods Sold** |  |
|   5015 Contractor Services - Towing Services | 61,420.74 |
| **Total Cost of Goods Sold** | **$61,420.74** |
| **GROSS PROFIT** | **$87,163.08** |
| **Expenses** |  |
|   7200 Facilities |  |
|     7225 Telephone & Internet expense | 631.58 |
|     7235 Postage & Shipping Delivery | 311.57 |
|     7240 Insurance Expense | 734.50 |
|   **Total 7200 Facilities** | **1,677.65** |
|   7300 Travel & Entrtainment |  |
|     7330 Ground Transportation | 116.21 |
|     7335 Airfare | 713.76 |
|     7336 Parking | 82.85 |
|     7340 Meals & Entertainment | 98.88 |
|     7345 Accomodation | 514.21 |
|   **Total 7300 Travel & Entrtainment** | **1,525.91** |
|   7400 Professional Fees |  |
|     7410 Accounting Fee | 932.00 |
|     7480 Consultants & Contractors | 17,402.42 |
|   **Total 7400 Professional Fees** | **18,334.42** |
|   7500 Marketing |  |
|     7535 Advertising & Marketing | 54.99 |
|   **Total 7500 Marketing** | **54.99** |
|   7600 Administrative Expenses |  |
|     7610 Bank Service Charges | -349.61 |
|     7621 Donations & Charitable Contributions | 100.00 |
|     7630 Software Services |  |
|       7632 Tookan Software | 2,179.23 |
|       7635 Domain names | 660.19 |
|       7636 Application software | 1,867.79 |
|       7637 Software Subscription | 630.00 |
|       7638 Hosting services | 393.94 |
|     **Total 7630 Software Services** | **5,731.15** |
|     7640 Licenses & Permits | 228.00 |

# 24HR Truck Services Inc.

## Profit and Loss

January - July, 2024

| | TOTAL |
|---|---|
| 7650 Misc Expense | 763.56 |
| **Total 7600 Administrative Expenses** | **6,473.10** |
| Office/General Administrative Expenses | |
| Phone System | 15.17 |
| **Total Office/General Administrative Expenses** | **15.17** |
| **Total Expenses** | **$28,081.24** |
| NET OPERATING INCOME | **$59,081.84** |
| Other Income | |
| 8020 Misc. Income | 400.00 |
| **Total Other Income** | **$400.00** |
| Other Expenses | |
| 7990 Taxes | 962.00 |
| 9100 Amortization | 833.34 |
| Ask My Accountant | 7,234.07 |
| **Total Other Expenses** | **$9,029.41** |
| NET OTHER INCOME | **$ -8,629.41** |
| NET INCOME | **$50,452.43** |

# 24HR Truck Services Inc.

## Balance Sheet

### As of July 31, 2024

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1010 PG Bank 9805 | 0.00 |
| 1020 TD Bank 9835 | 17,918.82 |
| 1030 Stripe Bank | 35.98 |
| 1040 PayPal Bank | 0.00 |
| 1050 TD BUSINESS CONVENIENCE PLUS (5077) | 0.00 |
| **Total Bank Accounts** | **$17,954.80** |
| Accounts Receivable | |
| 1100 Accounts Receivable (A/R) | 17,269.28 |
| **Total Accounts Receivable** | **$17,269.28** |
| Other Current Assets | |
| 1300 Undeposited Funds | 0.00 |
| 1320 Uncategorized Asset | 0.00 |
| 2315 Prepaid Expenses | 0.00 |
| **Total Other Current Assets** | **$0.00** |
| **Total Current Assets** | **$35,224.08** |
| Fixed Assets | |
| 1400 Intangible Assets | 25,000.00 |
| 1410 Accumulated amortization | -13,165.69 |
| **Total 1400 Intangible Assets** | **11,834.31** |
| **Total Fixed Assets** | **$11,834.31** |
| **TOTAL ASSETS** | **$47,058.39** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2000 Accounts Payable (A/P) | 5,979.00 |
| **Total Accounts Payable** | **$5,979.00** |
| Credit Cards | |
| 2250 TD Business Card - 5914 | 801.68 |
| **Total Credit Cards** | **$801.68** |
| Other Current Liabilities | |
| 2310 Short term Loan | 15,750.00 |
| 2320 Delaware Division of Revenue Payable | 0.00 |
| 2330 Reimbursement Payable | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| **Total Other Current Liabilities** | **$15,750.00** |
| **Total Current Liabilities** | **$22,530.68** |

# 24HR Truck Services Inc.

## Balance Sheet

As of July 31, 2024

| | TOTAL |
|---|---|
| Long-Term Liabilities | |
| 2400 Loans - Notes Payable | 0.00 |
| 2500 Loan Payable - SMBX Funding | 17,846.34 |
| 2610 EIDL Loan | 0.00 |
| 2620 Interest accrued on EIDL Loan | 0.00 |
| **Total 2610 EIDL Loan** | **0.00** |
| 2630 Loans Notes Payable | 0.00 |
| 2700 SAFE | 87,000.00 |
| **Total Long-Term Liabilities** | **$104,846.34** |
| **Total Liabilities** | **$127,377.02** |
| Equity | |
| 3010 Capital Stock (CS) | 1,410.00 |
| 3020 Shareholders Equity | |
| 3021 Shareholder Contributions - AS | 14,150.00 |
| 3022 Shareholder Contributions - Betty Swan | 10,000.00 |
| 3023 Shareholder Contributions - DS | 3,000.00 |
| 3025 Shareholder Contributions- DC | 67,250.00 |
| Accumulated EIDL & PPP Forgiveness | 0.00 |
| **Total 3020 Shareholders Equity** | **94,400.00** |
| Opening Balance Equity | 0.00 |
| Retained Earnings | -226,581.06 |
| Net Income | 50,452.43 |
| **Total Equity** | **$ -80,318.63** |
| **TOTAL LIABILITIES AND EQUITY** | **$47,058.39** |

# 24HR Truck Services Inc.

## Statement of Cash Flows

### January - July, 2024

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 50,452.43 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1100 Accounts Receivable (A/R) | -17,269.28 |
| 2315 Prepaid Expenses | 0.00 |
| 1410 Intangible Assets:Accumulated amortization | 833.34 |
| 2000 Accounts Payable (A/P) | -503.00 |
| 2250 TD Business Card - 5914 | 801.68 |
| 2310 Short term Loan | -6,000.00 |
| 2320 Delaware Division of Revenue Payable | 0.00 |
| 2330 Reimbursement Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-22,137.26** |
| **Net cash provided by operating activities** | **$28,315.17** |
| FINANCING ACTIVITIES | |
| 2500 Loan Payable - SMBX Funding | -17,208.60 |
| **Net cash provided by financing activities** | **$ -17,208.60** |
| NET CASH INCREASE FOR PERIOD | **$11,106.57** |
| Cash at beginning of period | 6,848.23 |
| CASH AT END OF PERIOD | **$17,954.80** |